UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*
Aurinia Pharmaceuticals Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

05156V102

(CUSIP Number)

May 10, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. __05156V102___ _	13G	Page ____2___ of ____6_____

Item 1(a).	Name of Issuer:

Aurinia Pharmaceuticals Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

#1203-4464 Markham Street, Victoria, British Columbia V8Z7X8, Canada.

Item 2(a).	Names of Persons Filing:

This statement is being filed by venBio Global Strategic Fund, L.P. (“the Fund”); venBio Global Strategic GP, L.P. (“the General Partner”), which is the sole general partner of the Fund; venBio Global Strategic GP, Ltd. (the “GP Ltd.”), which is the sole general partner of the General Partner; Robert Adelman (“Adelman”), a director of the GP Ltd.; Corey Goodman (“Goodman” and, together with Adelman, the “Directors”), a director of the GP Ltd. The Fund, the General Partner, the GP Ltd. and the Directors are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).	Citizenship:

Each of the Fund and the General Partner is a Cayman Islands exempted limited partnership.  The GP Ltd. is a Cayman Islands exempted company.  Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (“Common Stock”).

Item 2(e).	CUSIP Number:

05156V102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

CUSIP No. 05156V102	13G	Page _____3____ of ______6______

Material to be Filed as Exhibits.

Exhibit 1	– Agreement regarding filing of joint Schedule 13G.

Exhibit 2	– Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 05156V102	13G	Page ____4_____ of _____6_____

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:          July 5, 2017

VENBIO GLOBAL STRATEGIC FUND, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, L.P.
General Partner

By:	venBio Global Strategic GP, Ltd.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP, L.P.

By:	VENBIO GLOBAL STRATEGIC GP, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP, LTD.

By:	*
Director

*
Robert Adelman

*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13G was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.